

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 27, 2017

Via Email
Mr. Steve W. Laut, President
Canadian Natural Resources Limited
2100, 855-2nd Street S.W.
Calgary, Alberta, Canada, T2P 4J8

  Re: Canadian Natural Resources Limited
    Form 40-F for the Fiscal Year ended December 31, 2016
    Filed March 23, 2017
    File No. 333-12138

Dear Mr. Laut:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Karl Hiller

      Karl Hiller
      Branch Chief
      Office of Natural Resources